SUB-ITEM 77.M MERGERS

   (a)(1) Acquired Registered Investment Company: CDC Nvest Balanced Fund

   (b)(1) The reorganization of the CDC Nvest Balanced Fund, a series of CDC Nvest Funds Trust I, into the CDC Nvest Growth and Income Fund, a series of CDC Nvest Funds Trust II, took place on June 27, 2003 pursuant to an Agreement and Plan of Reorganization. The Agreement and Plan of Reorganization provided for the transfer of all of the assets of the CDC Nvest Balanced Fund to, and the assumption of all liabilities of the CDC Nvest Balanced Fund by, the CDC Nvest Growth and Income Fund in exchange for shares of the CDC Nvest Growth and Income Fund and the distribution of such shares to the shareholders of the CDC Nvest Balanced Fund in complete liquidation of the CDC Nvest Balanced Fund.